Exhibit 99.2

SCAN TO
VIEW MATERIALS & VOTE

REPUBLIC POWER GROUP LTD
#04-09 TECHPLACE II
5008 ANG MO KIO AVE 5
SINGAPORE 569874

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on April 29, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on April 29, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V82153-S27530 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

REPUBLIC POWER GROUP LTD

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	That upon the Company's receipt of the instrument of transfer and application for shares as duly executed by TRUE SAGE INTERNATIONAL LIMITED ("True Sage"), the Company shall repurchase 505,664 class A ordinary shares, par value of US$0.0125 per share (the "Class A Ordinary Shares"), held by True Sage, all of which are fully paid shares, in consideration for the Company's new issuance of 505,664 class B ordinary shares, par value of US$0.0125 per share (the "Class B Ordinary Shares") to True Sage, and such issuance of 505,664 Class B Ordinary Shares to True Sage be and is hereby approved and confirmed (the "Share Repurchase")	☐	☐	☐
2.	The amended and restated memorandum and articles of association (the "Third Amended M&A") in the form as attached to the proxy statement as Appendix A be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company (the "Amendment to the Current M&A Proposal").	☐	☐	☐
3.	That subject to the Third M&A becoming effective: the Company may effect one or more share consolidations of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.0125 each ("Class A Ordinary Shares") and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.0125 ("Class B Ordinary Shares", together with Class A Ordinary Shares, the "Ordinary Shares") at a cumulative ratio of not less than one (1)-for-two (2) and not more than one (1)-for-one hundred (100) (the "Range"), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of Directors (the "Board") in its sole discretion by no later than 180 days from the date of the 2026 Extraordinary Meeting (the "Share Consolidations" or the "Share Consolidation").	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V82154 - S27530 REPUBLIC POWER GROUP LTD SPECIAL MEETING OF SHAREHOLDERS APRIL 30 , 202 6 , 10:00 AM ET THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Ziyang Long, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of REPUBLIC POWER GROUP LTD that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 10:00 am ET, on April 30, 2026 , at #04 - 09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore 569874, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side